Exhibit 3.2

CERTIFICATE OF ELIMINATION

OF

6.25% CUMULATIVE CONVERTIBLE PREFERRED STOCK

OF

CROWN CASTLE INTERNATIONAL CORP.

Pursuant to Section 151(g)

of the General Corporation Law

of the State of Delaware

Crown Caste International Corp., a corporation organized and existing under the laws of the State of Delaware (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.       That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Company’s Amended and Restated Certificate of Incorporation, as heretofore amended and in effect (the “Charter”), the Board of Directors of the Company (the “Board”), by resolution duly adopted, authorized the issuance of a series of eight million and fifty thousand (8,050,000) shares of 6.25% Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Cumulative Convertible Preferred Stock”), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and, on August 2, 2000, filed a Certificate of Designations with respect to such Cumulative Convertible Preferred Stock in the office of the Secretary of State of the State of Delaware.

2.       That no shares of said Cumulative Convertible Preferred Stock are outstanding and no shares thereof will be issued subject to said Certificate of Designations.

3.       That the Board of Directors of the Company has adopted the following resolutions:

WHEREAS, by resolution of the Board and by a Certificate of Designations filed in the office of the Secretary of State of the State of Delaware on August 2, 2000, the Company authorized the issuance of a series of eight million and fifty thousand (8,050,000) shares of 6.25% Cumulative Convertible Preferred Stock, par value $0.01 per share, of the Company (the “Cumulative Convertible Preferred Stock”), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof;

WHEREAS, as of the date hereof, no shares of such Cumulative Convertible Preferred Stock are outstanding and no additional shares of such Cumulative Convertible Preferred Stock will be issued subject to such Certificate of Designations;

WHEREAS, it is desirable that all matters set forth in the Certificate of Designations with respect to such Cumulative Convertible Preferred Stock be eliminated from the Company’s Charter;

NOW THEREFORE, BE IT RESOLVED, that all matters set forth in such Certificate of Designations with respect to such Cumulative Convertible Preferred Stock be eliminated from the Company’s Charter;

FURTHER RESOLVED, that (i) the President and Chief Executive Officer, (ii) any Executive Vice President or (iii) the Senior Vice President, Chief Financial Officer and Treasurer, in each case of the Company, be, and each of them acting individually hereby is, authorized and empowered, in the name and on behalf of the Company, to file a Certificate with the office of the Secretary of State of the State of Delaware setting forth a copy of these resolutions whereupon all matters set forth in such Certificate of Designations with respect to such Cumulative Convertible Preferred Stock shall be eliminated from Company’s Charter.

4.       That, accordingly, all matters set forth in the Certificate of Designations with respect to the Cumulative Convertible Preferred Stock be, and hereby are, eliminated from the Company’s Charter.

[Signature Page Follows]

IN WITNESS WHEREOF, Crown Castle International Corp. has caused this Certificate to be executed by its duly authorized officer effective as of the 25th day of October, 2013.

CROWN CASTLE INTERNATIONAL CORP.

By:	/s/ E. Blake Hawk
Name: E. Blake Hawk
Title: Executive Vice President and General Counsel

[Signature Page to 6.25% Cumulative Convertible Preferred Stock Certificate of Elimination]